Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the use of the report of Vitale, Caturano & Company, P.C. (whose name has been changed to Caturano and Company, P.C. effective May 1, 2009) dated March 30, 2009 relating to the financial statements of Pro-Pharmaceuticals, Inc. as of and for the year ended December 31, 2008 and for the period from inception (July 10, 2000) to December 31, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, on January 1, 2008, and to the substantial doubt about the Company’s ability to continue as a going concern) in, and to all references to our Firm included in or made a part of, this Post-Effective Amendment No. 1 on Form S-1 to Form S-3 (Registration Nos. 333-150898 and 333-148911).

Caturano and Company, P.C.

May 14, 2009